UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 15, 2004

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware

(State or other
jurisdiction of
incorporation or
organization)

1-07151

(Commission File
Number)

31-0595760

(I.R.S. Employer
Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.04 TRIGGERING EVENTS THAT ACCELERATE OR INCREASE A DIRECT FINANCIAL OBLIBGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT.

On December 15, 2004, The Procter & Gamble Company ("P&G") notified The Clorox Company ("Clorox" or the "Company") that it will, on December 30, 2004, exercise its option under its joint venture agreement (the "JV Agreement") with Clorox relating to Clorox's Glad ® business ("Glad") to purchase an additional 10% interest in the profits and losses and cash flows of Glad. The JV Agreement was originally entered into on November 15, 2002 and subsequently amended and restated as of January 31, 2003. Pursuant to the JV Agreement, P&G contributed certain production and research and development equipment, licenses to use a range of current and future trademarks and other proprietary technologies to the Company in exchange for an interest in the profits, losses and cash flows of Glad.

The JV Agreement granted P&G the right to increase its interest to 20% by paying a set amount. The venture has a term of 20 years, which may be extended for an additional 10 years with agreement of the parties. The occurrence of certain events, including the sale of Glad, a change of ownership in Clorox, an unresolved material disagreement of the parties or an uncured material breach, gives one or both of the parties the right to terminate the JV Agreement prior to expiration. Upon expiration or termination of the venture, Clorox is obligated to purchase from P&G its interest at fair market value as defined in the JV Agreement.

Clorox recognizes in its financial statements a liability relating to its repurchase obligation (the "Terminal Obligation"). P&G's exercise of its option to increase its interest will result in an increase in the Terminal Obligation by $133 million, the amount of the purchase price, to a total of $259 million. In addition, payment for the purchase will increase Clorox's cash flow and working capital by a like amount in the quarter in which it is completed. The purchase is expected to close on or before January 14, 2005.

Item 8.01 OTHER EVENTS

On December 16, 2004, the Company issued a press release announcing the exercise of the option described in Item 2.04. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

    (c)   Exhibits

Exhibit Number	Title
99.1	Press Release dated December 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: December 16, 2004   By: /s/ PETER D. BEWLEY
                                        Peter D. Bewley
                                        Senior Vice President –
                                        General Counsel

EXHIBIT INDEX

Exhibit Number	Title
99.1	Press Release dated December 16, 2004.